UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. __)*

CATALYST BIOSCIENCES, INC.

(Name of Issuer)

Common Stock, par value $0.001

(Title of Class of Securities)

14888D208

(CUSIP Number)

Ying Luo, PhD

Nihonbashi-Honcho YS Bldg. 3rd Floor

2-2-2 Nihonbashi-Honcho, Chuo-ku,

103-0023 Tokyo, Japan

+81-3-6214-3600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 26, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 14888D208

1.	Names of Reporting Persons GNI Group Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Japan

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 6,266,521
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 6,266,521
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,266,521
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 16.6%(1)
14.	Type of Reporting Person (See Instructions) CO

(1)	Based on 37,756,574 shares of common stock issued and outstanding as of December 26, 2022.

CUSIP No. 14888D208

1.	Names of Reporting Persons GNI Hong Kong Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Hong Kong

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 5,371,304
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 5,371,304

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,371,304
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 14.2%(1)
14.	Type of Reporting Person (See Instructions) CO

(1)	Based on 37,756,574 shares of common stock issued and outstanding as of December 26, 2022.

Item 1. Security and Issuer.

This statement on Schedule 13D (this “Schedule 13D”) relates to shares of common stock, $0.001 par value (“Common Stock”) of Catalyst Biosciences, Inc., a Delaware corporation (the “Issuer”). The address of the Issuer’s principal executive office is 611 Gateway Blvd., Suite 120, South San Francisco, California 94080.

Item 2. Identity and Background.

a.

This Schedule 13D is being filed by GNI Group Ltd., a company incorporated under the laws of Japan with limited liability (“GNI Japan”), and GNI Hong Kong Limited, a company incorporated under the laws of Hong Kong with limited liability (“GNI Hong Kong” and, together with GNI Japan, the “Sellers”).

b.

The principal business address of GNI Japan is Nihonbashi-Honcho YS Bldg. 3rd Floor, 2-2-2 Nihonbashi-Honcho, Chuo-ku, 103-0023 Tokyo, Japan and the principal business address of GNI Hong Kong is 12/F Elite Centre, 22 Hung TO, Kwun Tong KL, Hong Kong.

c.

GNI Japan is a vertically integrated multinational bio-pharma company, comprised of drug research, clinical development, manufacturing, sales and marketing. GNI Hong Kong is a wholly-owned subsidiary of GNI Japan.

d.	Neither of the Reporting Persons, within the last five years, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

e.

Neither of the Reporting Persons, during the last five years, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, which as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

On December 26, 2022, the Issuer acquired the F351 Assets (as defined below) from the Sellers pursuant to that certain Asset Purchase Agreement, dated December 26, 2022 (the “F351 Agreement”), by and among the Issuer and the Sellers. Pursuant to the F351 Agreement, the Issuer acquired all of the assets and intellectual property rights primarily related to the Sellers’ proprietary Hydronidone compound, other than such assets and intellectual property rights located in the People’s Republic of China (collectively, the “F351 Assets”). The F351 Assets include 15 issued or pending patents and patent applications outside of the People’s Republic of China, with the last acquired issued patent expected to expire in August 2037.

Under the terms of the F351 Agreement, the Issuer delivered to the Sellers $35,000,000 of value in the form of: 6,266,521 shares of Common Stock (the “Shares”) and 12,340 shares of Series X Convertible Preferred Stock, par value $0.001 per share, of the Issuer (the “Convertible Preferred Stock”). Each of the Issuer and the Sellers has agreed to customary representations, warranties and covenants in the F351 Agreement, including, among others, covenants relating to (1) the Issuer filing with the U.S. Securities and Exchange Commission (the “SEC”) and causing to become effective a registration statement (the “Registration Statement”) to register the Shares and shares of Common Stock reserved for issuance upon conversion of the Convertible Preferred Stock, (2) the Issuer using reasonable best efforts to maintain the existing listing of the Issuer’s Common Stock on The Nasdaq Stock Market LLC (“Nasdaq”) and the Issuer causing the Shares issued in connection with the F351 Agreement and the shares of Common Stock reserved for issuance upon conversion of the Convertible Preferred Stock to each be approved for listing on Nasdaq, and (3) the Sellers assuming and paying, discharging, performing or otherwise satisfying the liabilities and obligations of any kind and nature relating to the Purchased Contracts (as defined in the F351 Agreement).

The foregoing description of the F351 Agreement does not purport to be complete and is qualified in its entirety by reference to the F351 Agreement, which is filed as Exhibit C to this Schedule 13D and is incorporated herein by reference.

Item 4. Purpose of Transaction.

Business Combination Agreement

In connection with the F351 Agreement, on December 26, 2022, the Issuer, GNI USA, Inc., a Delaware corporation (“GNI USA”), GNI Japan, GNI Hong Kong, Shanghai Genomics, Inc., a company organized under the laws of the People’s Republic of China (“SG” and collectively with GNI USA, GNI Japan and GNI HK, the “Contributors,” and each a “Contributor”), the individuals (each, a “Minority Holder” and collectively, the “Minority Holders”) listed on Annex A to that certain Business Combination Agreement (the “Business Combination Agreement”), and Continent Pharmaceuticals Inc., a Cayman Islands company limited by shares (“CPI”), entered into the Business Combination Agreement, pursuant to which, among other matters, and subject to the satisfaction or waiver of the conditions set forth in the Business Combination Agreement, the Issuer will acquire an indirect controlling interest in Beijing Continent Pharmaceuticals Co., Ltd, a company organized under the laws of the People’s Republic of China (“BC”), pursuant to the following transactions: (a) GNI USA will contribute all of its ordinary shares in the capital of CPI, par value $0.0001 per share (each a “CPI Ordinary Share”) to the Issuer (the “CPI Contribution”), (b) GNI USA will contribute its interest in Further Challenger International Limited, a company incorporated and existing under the laws of the British Virgin Islands with company number 1982271 (“Further Challenger”), to the Issuer (the “FC Contribution”) and (c) each Minority Holder will contribute 100% of the interest he or she holds in his or her respective Entity (as defined in the Business Combination Agreement) to the Issuer and which Entities hold CPI Ordinary Shares (the “Minority Holder Contributions” and together with the CPI Contribution and the FC Contribution, the “Contributions”). The Contributions are intended to qualify as exchanges governed by Section 351 of the Internal Revenue Code of 1986 (the “Code”), as amended, for U.S. federal income tax purposes.

Subject to the terms and conditions of the Business Combination Agreement, at the effective time of the Contributions (the “Effective Time”), (a) GNI USA will contribute all of the CPI Ordinary Shares that it holds immediately prior to the Effective Time to the Issuer in exchange for 688,850,101 shares of Common Stock, (b) GNI USA will contribute all of the ordinary shares of Further Challenger it holds immediately prior to the Effective Time to the Issuer in exchange for 264,971,695 shares of Common Stock and (c) each Minority Holder will contribute 100% of the interest he or she holds in his or her respective Entity to the Issuer in exchange for an aggregate of 156,954,428 shares of Common Stock, in each case, in the respective amounts set forth on Annex A thereto. At the election GNI USA or any Minority Holder, GNI USA or such Minority Holder shall be issued shares of Convertible Preferred Stock in lieu of some or all of the shares of Common Stock GNI USA or such Minority Holder is entitled to receive. In addition, at the Effective Time, each option (a “BC Option”) to purchase common shares (the “BC Common Shares”) of BC granted under any employee or director stock option, stock purchase or equity compensation plan, arrangement or agreement of BC, that is (i) outstanding immediately prior to the Effective Time, and (ii) held by a U.S. taxpayer, will be converted into an option to purchase shares of Common Stock with the exercise price, the number of shares of Common Stock subject to such option and the terms and conditions of the exercise of such option to be determined in a manner consistent with the requirements of Section 409A of the Code in order to avoid the imposition of any additional taxes thereunder. BC Options that are held by non-U.S. taxpayers will remain outstanding and, at the time that any such BC Option becomes exercisable, the holder thereof shall have the option to receive, in lieu of BC Common Shares, a number of shares of Common Stock equal to the intrinsic value of such BC Option on the exercise date.

At the Effective Time, pre-Contributions stockholders of the Issuer are expected to own approximately 3% of the voting power of the combined company, GNI USA is expected to own approximately 97% of the voting power of the combined company, and the combined company will own the F351 Assets and an approximately 65% indirect controlling interest in BC.

In connection with the Contributions, the Issuer will seek the approval of its stockholders for, among other things, (a) the issuance of the shares of Common Stock issuable in connection with the Contributions under Nasdaq rules pursuant to the terms of the Business Combination Agreement (the “Business Combination Proposal”), (b) the conversion of the shares of Convertible Preferred Stock issued pursuant to the F351 Agreement into shares of

Common Stock in accordance with Nasdaq rules (the “Conversion Proposal”), (c) if deemed necessary or appropriate by the Issuer or as otherwise required by applicable law or contract, the authorization of sufficient shares of Common Stock in the Issuer’s certificate of incorporation (the “Certificate of Incorporation”) for the conversion of the shares of Convertible Preferred Stock issued pursuant to the F351 Agreement, a reverse stock split and/or the creation of non-voting common stock of the Issuer (the “Charter Amendment Proposal”), and (d) if deemed necessary or appropriate by the parties to the Business Combination Agreement or as otherwise required by applicable law or contract, an increase in the share reserve under the Issuer’s 2018 Omnibus Incentive Plan (the “Incentive Plan Proposal” and, together with the Business Combination Proposal, the Conversion Proposal and the Charter Amendment Proposal, the “Meeting Proposals”).

Each of the Issuer and the Contributors has agreed to customary representations, warranties and covenants in the Business Combination Agreement, including, among others, covenants relating to (1) the conduct of their respective businesses during the period between the date of signing the Business Combination Agreement and the closing of the Contributions, (2) the non-solicitation of alternative acquisition proposals by the Issuer, (3) the Issuer filing the Registration Statement with the SEC and causing the Registration Statement to become effective to register the shares of Common Stock issued pursuant to the Business Combination Agreement and the shares of Common Stock reserved for issuance upon conversion of the Convertible Preferred Stock, (4) the Issuer using reasonable best efforts to maintain the existing listing of the Common Stock on Nasdaq and the Issuer causing the shares of Common Stock to be issued in connection with the Contributions to be approved for listing on Nasdaq prior to the closing of the Contributions, and (5) the Issuer using reasonable best efforts to obtain the requisite approvals of its stockholders.

Consummation of the Contributions is subject to certain closing conditions, including, among other things, (1) approval by the holders of at least a majority of the Issuer’s outstanding shares of Common Stock in accordance with the requirements of applicable law and Nasdaq rules and regulations, (2) Nasdaq’s approval of the listing of the shares of Common Stock to be issued in connection with the Contributions, (3) the absence of any injunction or legal restraint which has the effect of prohibiting the consummation of the Contributions or making the Contributions illegal and (4) the effectiveness of the Registration Statement. Each party’s obligation to consummate the Contributions is also subject to other specified customary conditions, including the representations and warranties of the other party being true and correct as of the date of the Business Combination Agreement and as of the closing date of the Contributions, generally subject to an overall material adverse effect qualification, and the performance in all material respects by the other party of its obligations under the Business Combination Agreement required to be performed on or prior to the date of the closing of the Contributions.

The Business Combination Agreement contains certain termination rights of each of the Issuer and the Contributors, including, subject to compliance with the applicable terms of the Business Combination Agreement, the right of the Issuer to terminate the Business Combination Agreement to enter into a definitive agreement for a superior proposal. Upon termination of the Business Combination Agreement under specified circumstances, the Issuer may be required to pay the Contributors a termination fee of $2,000,000 and the Contributors or the Issuer, as the case may be, may be required to reimburse the other parties for reasonable out-of-pocket fees and expenses incurred by such party in connection with the transactions contemplated by the Business Combination Agreement, up to a maximum amount of $2,000,000.

The foregoing description of the Contributions and the Business Combination Agreement does not purport to be complete and is qualified in its entirety by reference to the Business Combination Agreement, which is filed as Exhibit D to this Schedule 13D and is incorporated herein by reference.

Contingent Value Rights Agreement

Concurrently with the signing of the Business Combination Agreement, the Issuer and the Rights Agent (as defined therein) executed and delivered a contingent value rights agreement (the “CVR Agreement”), pursuant to which each holder of the Shares as of January 5, 2023 (the “Record Date”) shall be entitled to one contractual contingent value right issued by the Issuer, subject to and in accordance with the terms and conditions of the CVR Agreement, for each share of Common Stock held by such holder at the Record Date. Each contingent value right entitles the holder thereof to receive (i) certain cash payments from the net proceeds, if any, related to the disposition of the Issuer’s legacy assets within three years following the Closing (as defined in the CVR Agreement), (ii) 100% of the excess cash (net of all current or contingent liabilities, including transaction-related expenses) retained by the

Issuer in excess of $1,000,000 as of the Closing and (iii) 100% of the amount actually received (net of indemnity claims, if any) by the Issuer pursuant to the Asset Purchase Agreement, dated as of May 19, 2022, by and between the Issuer and Vertex Pharmaceuticals Incorporated. The contingent value rights are not transferable, except in certain limited circumstances provided in the CVR Agreement, will not be certificated or evidenced by any instrument and will not be registered with the SEC or listed for trading on any exchange.

The foregoing description of the CVR Agreement does not purport to be complete and is qualified in its entirety by reference to the form of the CVR Agreement, which was provided as Exhibit A to the Business Combination Agreement, which was filed as Exhibit 2.2 to the Current Report on Form 8-K filed with the SEC on December 27, 2022 and is incorporated herein by reference.

Other than as described above, the Reporting Persons have no present plan or proposals that would relate to or result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a) and (b) The information contained on the cover pages and Item 2 to this Schedule 13D is incorporated herein by reference.

(c)	None.

(d)	Not applicable.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information contained in Item 3 and Item 4 to this Schedule 13D is incorporated herein by reference.

Item 7. Materials to be Filed as Exhibits.

Exhibit A — Joint Filing Statement

Exhibit B — Power of Attorney

Exhibit C — Asset Purchase Agreement, dated December 26, 2022, by and among Catalyst Biosciences, Inc., GNI Group Ltd., and GNI Hong Kong Limited (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed with the SEC on December 27, 2022).

Exhibit D — Business Combination Agreement dated December 26, 2022, by and among Catalyst Biosciences, Inc., GNI USA, Inc., GNI Group Ltd., GNI Hong Kong Limited, Shanghai Genomics, Inc., the individuals listed on Annex A thereto and Continent Pharmaceuticals Inc. (incorporated by reference to Exhibit 2.2 to the Current Report on Form 8-K filed with the SEC on December 27, 2022).

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 4, 2023	GNI Group Ltd.

/s/ Joseph Francis Meyer
By: Joseph Francis Meyer
Its: Chief Financial Officer

Dated: January 4, 2023	GNI Hong Kong Limited

/s/ Ying Luo
By: Ying Luo
Its: Director

Schedule A

MANAGING DIRECTORS AND EXECUTIVE OFFICERS OF GNI GROUP LTD.

Name and Position	Business Office Address	Present Principal Occupation
Ying Luo, PhD (Director, Representative Executive Officer, President and CEO, Executive Committee Member)	Nihonbashi-Honcho YS Bldg. 3rd Floor 2-2-2 Nihonbashi-Honcho, Chuo-ku, 103-0023 Tokyo, Japan	Chief Executive Officer of GNI Group Ltd.

Joseph Francis Meyer (Director, Executive Officer, CFO, Executive Committee Member)	Nihonbashi-Honcho YS Bldg. 3rd Floor 2-2-2 Nihonbashi-Honcho, Chuo-ku, 103-0023 Tokyo, Japan	Chief Financial Officer of GNI Group Ltd.

Thomas Eastling (Director, Executive Committee Member)	Nihonbashi-Honcho YS Bldg. 3rd Floor 2-2-2 Nihonbashi-Honcho, Chuo-ku, 103-0023 Tokyo, Japan	Chief Financial Officer of Cullgen Inc.

Hideaki Sashiwa (External Director)	Nihonbashi-Honcho YS Bldg. 3rd Floor 2-2-2 Nihonbashi-Honcho, Chuo-ku, 103-0023 Tokyo, Japan	President of Nippon Concierge Co., Ltd.

Kan-ichiro (Ken) Suzuki, Ph.D. (External Director)	Nihonbashi-Honcho YS Bldg. 3rd Floor 2-2-2 Nihonbashi-Honcho, Chuo-ku, 103-0023 Tokyo, Japan	External Director of GNI Group Ltd.

Hao Yan (External Director)	Nihonbashi-Honcho YS Bldg. 3rd Floor 2-2-2 Nihonbashi-Honcho, Chuo-ku, 103-0023 Tokyo, Japan	Representative Director of EPS Holdings Inc.

MANAGING DIRECTORS AND EXECUTIVE OFFICERS OF GNI HONG KONG LIMITED

Name and Position	Business Office Address	Present Principal Occupation
Thomas Eastling (Director)	12/F Elite Centre 22 Hung TO, Kwun Tong KL Hong Kong	Chief Financial Officer of Cullgen Inc.

Ying Luo, PhD (Director)	12/F Elite Centre 22 Hung TO, Kwun Tong KL Hong Kong	Chief Executive Officer of GNI Group Ltd.